UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-09043

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full Name of Registrant: BROAD STREET REALTY, INC.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 11911 Freedom Drive, Suite 450

City, State and Zip Code: Reston, Virginia 20190

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Broad Street Realty, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2025 (the “Quarterly Report”) within the prescribed time period. As previously disclosed, on April 8, 2025, CF Flyer PE Investor LLC (the “Fortress Member”) rescinded its waiver of a trigger event under the Amended and Restated Limited Liability Company Agreement (the “Eagles Sub-OP Operating Agreement”) of Broad Street Eagles JV LLC (the “Eagles Sub-OP”), by and between Broad Street Operating Partnership, LP, the Company’s operating partnership (the “Operating Partnership”), and the Fortress Member, and removed the Operating Partnership as the managing member of the Eagles Sub-OP in accordance with the terms of the Eagles Sub-OP Operating Agreement (the “Rescission and Removal Notice”). As a result of the Rescission and Removal Notice, the Fortress Member automatically became the managing member of the Eagles Sub-OP in accordance with the terms of the Eagles Sub-OP Operating Agreement. As a result, the Company deconsolidated the Eagles Sub-OP as of April 1, 2025 and accounted for its investment in the Eagles Sub-OP using the equity method of accounting in accordance with Accounting Standards Codification 323, Investments—Equity Method and Joint Ventures (“ASC 323”) at the time of deconsolidation. In addition, all property management and servicing agreements between the Company and the subsidiaries of Eagles Sub-OP were terminated at the close of business on June 30, 2025. The Company requires additional time to provide additional disclosures relating to the Eagles Sub-OP and the deconsolidation of the Eagles Sub-OP in the Quarterly Report, and to provide its independent registered public accounting firm sufficient time to review the financial statements and related information included in the Quarterly Report.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Z. Jacoby	(301)	828-1200
Name	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements of the Company included in the Quarterly Report will reflect the financial condition, results of operations and cash flows of the Company on a consolidated basis after giving effect to the deconsolidation of the Eagles Sub-OP on April 1, 2025. The Company’s results of the operations for the three months ended June 30, 2025 that will be included in the Quarterly Report, therefore, will not be comparable to the results of operations of the Company included in the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2024. Due to the substantial changes in the financial condition and operations of the Company in connection with the deconsolidation of the Eagles Sub-OP and the continuing preparation and review of the Company’s financial statements, the Company at this time cannot provide a reasonable estimate of the results of operations for the three and six months ended June 30, 2025.

Liquidity, Management’s Plan and Going Concern

As described above, as a result of the Rescission and Removal Notice, the Company deconsolidated the Eagles Sub-OP as of April 1, 2025 and accounted for its investment in the Eagles Sub-OP using the equity method of accounting in accordance with ASC 323 at the time of deconsolidation. The deconsolidation of the Eagles Sub-OP materially impacted the Company’s financial condition and operating results beginning in the second quarter of 2025 since all income-producing real estate assets that the Company historically consolidated in its financial statements are owned by subsidiaries of the Eagles Sub-OP. In addition, as a result of the deconsolidation of the Eagles Sub-OP, the mortgage debt and other debt of subsidiaries of the Eagles Sub-OP are not included on the Company’s condensed consolidated balance sheet as of June 30, 2025.

As a result of the Rescission and Removal Notice, the Fortress Member has full control of all cash accounts owned by the Eagles Sub-OP and its subsidiaries, which accounts hold substantially all of the cash the Company historically consolidated in its consolidated financial statements. Any use of such cash by the Company or the Operating Partnership requires the consent of the Fortress Member, and the Company can provide no assurance that the Fortress Member will provide such consent. On May 20, 2025, the Fortress Member informed the Company’s board of directors that it will fund the Company’s general and administrative expenses for key personnel, licenses, software and other expenses to be approved by the Fortress Member for the next two months, up to a total of $750,000, after which the Fortress Member will determine the appropriate next steps. The Company and the Fortress Member are currently in discussions regarding the future funding arrangement for the Company’s general and administrative expenses for key personnel, licenses, software and other expenses. As of June 30, 2025 and August 12, 2025, the Company had unrestricted cash and cash equivalents of approximately $0.7 million and $0.2 million, respectively, and restricted cash of less than $0.1 million at June 30, 2025, and no restricted cash as of August 12, 2025. As of June 30, 2025, the Company’s outstanding liabilities excluding deferred tax liabilities were $4.5 million. As a result, the Company projects it will not have sufficient cash flow to cover its obligations over the next twelve months.

The Fortress Member, in its capacity as managing member of Eagles Sub-OP, is currently marketing properties owned by the Eagles Sub-OP for sale to third-party buyers unaffiliated with the Fortress Member and intends to do so until its preferred investment in the Eagles Sub-OP (the “Preferred Equity Investment”) has been redeemed for the Redemption Amount (as defined in the Eagles Sub-OP Operating Agreement) and the entire outstanding principal balance of the mezzanine loan secured by the Company’s subsidiary that owns Midtown Row (the “Fortress Mezzanine Loan”) and the prepayment premium therefor (the “Prepayment Premium”) has been repaid. The Company can provide no assurances as to the timing of the sales of the properties or that the properties will be successfully sold. As of June 30, 2025, the Redemption Amount was $115.1 million and the outstanding principal balance of the Fortress Mezzanine Loan and the Prepayment Premium was $18.9 million. The Company can provide no assurances that the proceeds from the sales of the properties will be sufficient to pay the Redemption Amount and the outstanding principal balance of the Fortress Mezzanine Loan and the Prepayment Premium and to satisfy the other liabilities of the Eagles Sub-OP, its subsidiaries and the Company.

Based on the above and that there is no assurance that the Fortress Member will provide distributions from the Eagles Sub-OP to cover operating expenses, the Company expects to disclose in the Quarterly Report that there is substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the expected issuance date of the Company’s financial statements in the Quarterly Report. The Company’s ability to continue as a going concern is dependent on its ability to find third-party equity and/or debt financing to pay off the Preferred Equity Investment and the Fortress Mezzanine Loan or the Fortress Member’s ability to sell properties as described above.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Quarterly Report. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

BROAD STREET REALTY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Michael Z. Jacoby
Michael Z. Jacoby, Chief Executive Officer

August 15, 2025